Mail Stop 0306

April 28, 2005


Thomas M. Walker
Vice President, General Counsel
Microvision, Inc.
19910 North Creek Parkway
Bothell, Washington 98011-3008

	Re:	Microvision, Inc.
		Registration Statement on Form S-3
      	Filed on April 6, 2005
		File No. 333-123902

Dear Mr. Walker:

      This is to advise you that we have reviewed only those portions of your registration statement that relate to the comments below. We anticipate at this time that no further review of your registration statement and the documents incorporated by reference therein will be made, other than a review of (i) your responses to the comments included in this letter, and (ii) your responses to the comments we previously issued on your Annual Report on Form 10-K for the year ended December 31, 2004 that has been incorporated by reference into your registration statement. In addition, we are monitoring your registration statement for the filing of a definitive proxy statement or an amendment to your Annual Report on Form 10-K for the year ended
December 31, 2004 which includes the Part III information required to be included or incorporated by reference into your Annual Report on
Form 10-K. Please note that all outstanding comments on your registration statement and your Exchange Act reports will need to be resolved prior to requesting acceleration of the effective date of your registration statement.

      Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that holders of your senior secured exchangeable convertible notes have the right to elect to convert their notes into shares of your common stock or into shares of common stock of Lumera
Corporation that you currently hold. Given these future elections, please supplementally explain why the registration of the resale of the shares of your common stock that may be received by the note holders at this time is consistent with our guidance regarding PIPE transactions set forth in paragraph (b) of Telephone Interpretation
No. 3S included in the Securities Act section of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations.
Registration Fee Table
2. Please supplementally provide us with a detailed explanation of how you calculated the number of shares of common stock to be registered. Please note that we may have further comments once we have the opportunity to review your response.

Private Placement of Notes and Warrants - Page 9
3. We note your disclosure that you issued senior secured exchangeable convertible notes in the aggregate principal amount of
$10.0 million and warrants to purchase shares of your common stock for an aggregate purchase price of $10.0 million. We also note your disclosure in the last paragraph of this section that the warrants are exercisable for 462,330 shares of your common stock at an exercise price of $6.84 per share, implying that the aggregate amount of capital that you would raise if all of the warrants were exercised at the stated exercise price would be approximately $3.16 million. Please revise your disclosure so that the following is clear to your investors:
* The aggregate amount you received as purchase consideration as a result of the issuance of the senior secured exchangeable convertible notes and the warrants; and
* The aggregate amount that you would be entitled to receive upon exercise of the warrants (assuming that all of the warrants are exercised at the exercise price indicated in your disclosure).
4. Please clarify when the convertible notes may be converted by the holders into shares of your common stock or exchanged by the holders for shares of Lumera common stock.
5. Please clarify when and at what intervals the accrued interest on and the principal of the convertibles notes becomes payable.
6. Please revise to clarify the conditions under which you would have the option to pay the outstanding principal of and accrued interest on the convertible notes with shares of your common stock or shares of Lumera common stock. Please also clarify the conditions (other than the condition that your common stock trade at or above $11.97 for a prescribed period) under which you would have the right to mandatorily convert the convertible notes into shares of your common stock.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States..
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please call Tim Buchmiller at
(202)
824-5354 or me at (202) 942-7924.

							Sincerely,



							David Ritenour
							Special Counsel


cc:  	Joel F. Freedman, Esq.
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Thomas M. Walker
Microvision, Inc.
April 28, 2005
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